DREYFUS WORLDWIDE DOLLAR MONEY MARKET FUND, INC. Registration No. 811-5717

Sub-Item 77N

On September 16, 2008, the Fund’s Board of Directors approved the Fund entering into a Capital Support Agreement with The Bank of New York Mellon Corporation intended to support the value of the notes issued by Lehman Brothers Holdings, Inc. that are owned by the Fund. Pursuant to the Agreement, BNY Mellon has agreed to provide capital support to the Fund, subject to a maximum amount of $20 million (the “Maximum Capital Support Payment”), if any of three specific enumerated events result in the Fund’s net asset value falling below $0.9950.

The obligations of BNY Mellon to provide capital support shall terminate upon the earliest to occur of one of the five stated conditions under the Agreement.